April 7, 2006

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Division of Corporate Finance

Security and Exchange Commission

Washington, D.C. 20549

Re:	Broadwing Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006

File No. 0-30989

Dear Mr. Spirgel:

This letter sets forth the responses of Broadwing Corporation, a Delaware corporation (“Broadwing”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 28, 2006 (the “Comment Letter”), with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter by our response.

Accrued Service Costs, page 28

1.	Comment: We note that you have $35.7 million in access vendor billing disputes for which you have provided $12.9 million in accrued line costs. Tell us, and disclose more specific details why the difference of $22.8 million in access vendor billings are in dispute and unaccrued at December 31, 2005.

Response: We dispute access vendor billings when we discover misapplied contractual terms, billing rates and usage amounts that do not agree with our records. At December 31, 2005, we had $35.7 million in access vendor billing disputes of which $11.2 million had been paid under protest to vendors leaving $24.5 million of unpaid disputed access vendor billings. We accrue, expense and pay disputed amounts when: (i) we lack adequate information to be sure of our dispute position or (ii) because of certain inherent complexities associated with the audit of bills received from our vendors, we discover an inaccurate billing after the date of payment. Of the total of $24.5 million of unaccrued and unpaid disputed access vendor billings, we have accrued $12.9 million in estimated losses as follows (amounts in millions):

	Disputed Amount	Accrued Estimated Loss	Unaccrued Access Billings
Focal acquired disputes (1)	$12.3	$8.1	$4.2
Vendor confirmed disputes (2)	2.2	—	2.2
Other disputes (3)	10.0	4.8	5.2

Total	$24.5	$12.9	$11.6

Footnotes:

(1)	Disputed charges acquired in the purchase of Focal Communications Corporation (“Focal”) predominantly related to the interpretation of FCC regulatory rulings and access tariff matters. Associated vendor discussions and negotiations are ongoing and our accrual represents our best estimate of the fair value of the loss we acquired via the Focal purchase.
(2)	Disputed charges associated with inappropriate rate application, usage errors, service period errors or other matters. For these disputes, we have received communications from the vendor that confirm our estimated loss on the dispute but an executed settlement document was not in place as of the balance sheet date.
(3)	Disputed charges associated with inappropriate rate application, usage errors, service period errors or other contractual disputes, which we estimate will be resolved at recorded amounts.

We will disclose more specific details in our disclosure of vendor billing disputes and related accruals in future filings.

Intangible Assets, page 28

2.	Comment: Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined that you have only one reporting unit.

Response: We maintain the following product lines: data and internet, broadband transport, long distance and local voice services. Customer channels consist of enterprises and carriers. These services are delivered via a shared network infrastructure and administrative operation. Under paragraph 30 of SFAS 142, “a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” Broadwing does not maintain operating results or manage its operations by product. None of these product lines have managers which are responsible for the financial results of the product. Instead, sales managers are responsible for meeting sales productivity goals across all product lines; network and engineering managers are responsible for the cost of the network and administrative managers are responsible for shared services.

EITF D-101 states that “Determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances. Although paragraph 30 of Statement 142 includes a number of characteristics that must be present for a component of an operating segment to be a reporting unit, no single factor or characteristic is determinative. The FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity.” Our products are delivered via a shared network infrastructure and administrative operation. This shared infrastructure includes the assets and operations acquired in the Focal acquisition. After the purchase of Focal, we integrated the network assets and administrative operations of Focal into Broadwing in order to reduce operating costs and maximize the scalability of the combined business. Services of the legacy Broadwing business and Focal business utilize the combined infrastructure in which inputs and processes cannot be separated to conduct normal operations.

Therefore, under SFAS 142, paragraph 30 and EITF D-101, we believe Broadwing has only one reporting unit.

3.	Comment: We note that you have not provided segment disclosures in your footnotes. We further note on page 30 your separate revenue presentation for your various services. Tell us how you determined your segments under SFAS 131, and why your local voice, long-distance voice, data and internet and broadband transport services would not be considered separate segments. Your response should address how you evaluated paragraphs 10—15 when identifying your operating segments and 16 – 24 when identifying your reportable segments.

Response:

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

a.	that engages in business activities from which it may earn revenues and incur expenses (including revenue and expenses relating to transactions with other components of the same enterprise);
b.	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and
c.	for which discrete financial information is available.

Our CODM regularly reviews revenue information by service and customer channel. Discrete financial cost information is not available by revenue type or service because our network and administrative expenses are not allocated to each revenue type. Our CODM regularly reviews the following information:

•	Total corporate adjusted EBITDA;
•	Total corporate cash flows;
•	Revenue information on the four different services and by customer channel;
•	Network cost information by total customer access lines, voice usage, shared network and other cost; and
•	Sales, general and administrative cost by corporate function.

Our services are delivered via a shared network and administrative infrastructure. None of our product lines or customer channels have managers who are responsible for the financial results of the products or channels. Instead, sales managers are responsible for meeting sales productivity goals across all product lines; network and engineering managers are responsible for the cost of the network and administrative managers are responsible for shared services. Accordingly, under paragraph 10 through 15 of SFAS 131, Broadwing believes that we have one operating segment.

Consolidated Statement of Operations, page 44

4.	Comment: It appears that the caption “cost of revenue” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11: B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption “cost of revenue.”

Response: Depreciation expense excluded from “cost of revenue” totaled $10.7 million, $42.4 million and $80.2 million, for the years ended December 31, 2003, 2004 and 2005, respectively. We will disclose this information on the face of the consolidated statement of operations in future filings.

Note 1 – Summary of Significant Accounting Policies

Revenue and Cost of Revenue, page 48

5.	Comment: Tell us and disclose the period of time for the expected customer relationships related to your upfront fee revenue recognition.

Response: We charge upfront fees to our customers for circuit activation. We defer these amounts and amortize them ratably over the average expected life of these customer relationships of 18 months. We will disclose this expected life in future filings.

Accounts Receivable Allowances, page 49

6.	Comment: We note your disclosure related to recording estimates of reserves for routine service credits granted to customers. Tell us specifically how you account for these service credits and provide your journal entries.

Response: We grant customers service credits in cases where services are not received or service amounts are billed in error. Because these credits represent revenue billed in error, we reduce total reported revenue and create an allowance for sales credits, which is netted against trade accounts receivable on the face of the consolidated balance sheet. The journal entry for this provision is as follows:

Revenue	XXX,XXX
Allowance for sales credits	XXX,XXX

(To accrue allowance for estimated sales credit)

As actual service credits are granted, we post these sales credits to the sales allowance account using the following entry:

Allowance for sales credits	XXX,XXX
Trade accounts receivable	XXX,XXX

(To account for sales credits granted to customers)

Note 17 – Commitments and Contingencies

Legal Matters, page 68

7.	Comment: Tell us how you accounted for your settlement with Ciena Corporation and the amount you recorded as a liability related to this settlement. Please cite the accounting literature you used in your accounting.

Response: On March 14, 2005, the Company reached an agreement for the settlement of all outstanding issues associated with our ongoing litigation with Ciena Corporation (“Ciena”). Under the terms of the agreement, Broadwing would pay $35.0 million to Ciena in three equal annual payments. The agreement included two components: (1) a $2.0 million license fee for past and future periods, and (2) a $33.0 million commitment to purchase equipment and services over three years.

Settlement Payment

We accounted for the license settlement payment under SFAS 5: Accounting for Contingencies. While we do not believe that we violated the Ciena patents in question, we agreed to the payment to avoid further legal action and to mitigate the risk of a negative outcome in court. The agreed upon amount was within our estimate of an acceptable settlement amount for the license, and we no longer make or sell the technology in question. As such, we recorded our estimate of the fair value of the liability of $2.0 million (which is also the stated amount) in the first quarter of 2005, which is when the amount of loss became both probable and estimable.

Purchase Commitment

The Company had historically purchased Ciena products and services for traffic aggregation and transport purposes. The settlement agreement includes a three year price list for all of Ciena’s products. The price list was negotiated by our procurement and operations personnel who were not a part of the other settlement negotiations. Based on the objectivity of the procurement department’s negotiations and in comparison to prices Ciena was charging us before this settlement, we believe the price list is at fair value. In addition, our network engineers validated that the equipment which we would likely purchase under the agreement would be utilized in the network in the ordinary course. We continue to believe that we fully utilize the purchase commitments within the normal course of business.

In consideration of the above discussion, we concluded that the $33.0 million represented the fair value of the purchase commitment and the $2.0 million represented the fair value of the settlement payment.

****

In connection with this response to your comment letter, Broadwing acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions regarding our response to the Staff’s comments set forth above, or should any member of the Staff need any additional information, such persons should not hesitate to call the undersigned at 512-742-4400 at their convenience.

/s/ Lynn D. Anderson
Co-Chief Executive Officer, Senior Vice President and Chief Financial Officer